Evo Acquisition Corp.

10 Stateline Road

Crystal Bay, Nevada 89402

VIA EDGAR

February 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Evo Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 2, 2021
File No. 333-252248

Dear Ms. Haywood:

Evo Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 4, 2021, regarding the Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on February 2, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form S-1 filed February 2, 2021

Exhibit 4.4, page II-1

1.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such “exclusive jurisdiction.” If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: We have eliminated the exclusive forum provision from the form of warrant agreement, and have today filed Amendment No. 2 to the registration statement to substitute the revised exhibit 4.4 for the form previously filed.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 4, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Richard Chisholm
Name: Richard Chisholm Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP